July 20, 2009

Mr. Rufus Decker

Accounting Branch Chief

Mail Stop 4631

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	SEC Comment Letter dated June 24, 2009 Related to Cornell Companies, Inc.-
Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for the period ended March 31, 2009 and Schedule 14A filed on April 28, 2009

File No. 1-14472

Dear Mr. Decker:

This letter responds to the comments Cornell Companies, Inc. (the “Company”) received from the Accounting Branch of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated June 24, 2009.

Where requested, the Company addressed the comments by providing the disclosures or revisions that will be included in the Company’s future filings.  In other instances we have provided the supplemental information you have requested.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the SEC Staff.

Our responses utilize the same captions contained in the June 24, 2009 letter, and are numbered to correspond to the numbers assigned in your letter.  For your convenience, our responses are prefaced by the Commission’s corresponding comment in bold text:

FORM 10 – K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Estimates, page 33

Impairment or Disposal of Long-Lived Assets, page 34

1.              Please supplementally tell us and enhance your disclosures in future filings to provide more detailed information regarding how you determine whether your long-lived assets are impaired. Specifically, address the following:

•                  Identify the subjective estimates underlying your asset impairment analysis for Cornell Abraxas 1, the Regional Correctional Center and the Hector Garza Residential Treatment Center. Quantify the carrying value of these centers and if their current fair value is not materially in excess of their carrying amounts, provide a sensitivity analysis of your underlying assumptions. Also, clarify whether you have any other centers for which there is no current operating contract in place. If so, provide the above disclosures.

•                  Clarify how you determined there was no impairment in circumstances where there is no current operating contract in place. Specifically address whether the appraisals you refer to contemplate an operating contract in place and if so, your basis for that assumption.

•                  Identify the material assumptions and whether changes in those assumptions could result in the recognition of impairment charges.

Response of Cornell Companies, Inc.

The impairment analyses performed for the identified facilities incorporate several subjective estimates.  These may include such items as: occupancy trends, expected per diem rates, relative operating expenses, capital expenditures anticipated (if any) and potential implications of inflation in various cost aspects. As certain of the base components of the analyses contained amounts drawn from actual terms currently in place, they were not felt to be “estimates”.  Thus, the subjective estimate factors to be disclosed will vary both by period and by facility. As they pertain to the 2008 analyses, the principal subjective estimates for the Cornell Abraxas 1 and Hector Garza Residential Treatment Center were their respective occupancy trends (though neither facility was modeled at maximum occupancy in the analysis). As they pertain to the 2007 analyses, the principal subjective estimates for the Regional Correctional Center was its occupancy, and for the Hector Garza Residential Treatment Center was its contract rates/operating expense structure.

The approximate carrying and calculated values (represented by estimated future undiscounted cash flows (as one would proceed to fair value using discounted cash flows only if the undiscounted cash flows did not exceed carrying value)) for these facilities as reflected in the analyses were as follows:

	Carrying	Undiscounted
	Value	Value

Cornell Abraxas 1	$10.4 million	$14.4 million
Regional Correctional Center	$2.2 million	$12.0 million
Hector Garza Residential Treatment Center	$4.0 million	$7.0 million

As noted above, each facility’s current undiscounted value was materially in excess of its carrying value. In addition, there were no operating facilities for which a current operating contract was not in place. If such a situation did arise, the impairment analysis would be based on the intended use of the facility by the Company. As such, the analysis would likely assume an operating contract being in place (at some point during the relevant period). Accordingly, the basis for such an assumption (including such factors as the Company’s operational expertise, market awareness/conditions, relationship with existing or potential customers, etc.) would be considered in such analysis, and included (as appropriate) in the related disclosures in our filings. The material assumptions would include factors such as per diem rates to be received, occupancy assumptions and operating cost structures. The sensitivity of the underlying analysis to these factors would be considered as part of the review. Such relevant information would be added to the disclosure (based on the sensitivity of their impact) if deemed to be of additional value to the readers.

To enhance the transparency of this disclosure, we plan to incorporate additional language in MD&A similar to the information as outlined below:

We review our long-lived assets (including our facilities at a facility-by-facility level)  for impairment at least annually or when changes in circumstances or a triggering event indicates that the carrying amount of the asset may not be recoverable in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  SFAS No. 144 requires that long-lived assets to be held and used recognize an impairment loss only if the carrying amount of the long-lived asset is not recoverable from its estimated future undiscounted cash flows and to measure an impairment loss as the difference between the carrying value and the fair value of the asset.  Assets to be disposed of by sale are recorded at the lower of their carrying amount or fair value less estimated selling costs. We estimate projections of undiscounted cash flows, and also fair value, based upon the best information available, which may include expected future discounted cash flows to be produced by the asset and/or available market prices. Factors that significantly influence estimated future cash flows include the periods and levels of occupancy for the facility, expected per diem or reimbursement rates, assumptions regarding the levels of staffing, services and future operating and capital expenditures necessary to generate forecasted revenues, related costs for these activities and future rate of increases or decreases associated with these factors. Information typically utilized will also include relevant terms of existing contracts (for similar services and customers), market knowledge of customer demand (both present and anticipated) and related pricing, market competitors, and our historical experience (as to areas including customer requirements, contract terms, operating requirements/costs, occupancy trends, etc.).  We may also consider the results of any appraisals if a fair value is necessary. Estimates for factors such as per diem or reimbursement rates may be highly subjective, particularly in circumstances where there is no current operating contract in place and changes in the assumptions and estimates could result in the recognition of impairment charges.

The most subjective estimates made in our impairment analysis for 2008 relate to Cornell Abraxas 1 and the Hector Garza Residential Treatment Center, particularly with respect to estimated occupancy. The approximate carrying values at December 31, 2008 for Cornell Abraxas 1 and the Hector Garza Residential Treatment Center were $10.4 million and $4.0 million, respectively. The most subjective estimates made in this analysis for 2007 relate to the Regional Correctional Center (occupancy trends) and the Hector Garza Residential Treatment Center (contract rates and operating expenses).  The approximate carrying values at December 31, 2007 for the Regional Correctional Center and the Hector Garza Residential Treatment Center were $4.0 million and $4.2 million, respectively. For both periods, the estimated undiscounted future cash flow values exceeded the carrying values noted for the facilities, and all facilities had operating contracts in place. As a result of strengthened operating performance primarily due to increases in and stabilization of its occupancy during 2008, the assumptions included in the impairment analysis for the Regional Correctional Center became less subjective for the 2008 analysis.

We may be required to record an impairment charge in the future if we are unable to successfully negotiate a replacement contract on any of our facilities for which we currently have an operating contract. Given the nature of the evaluation of future cash flows and the application to specific assets and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.

Liquidity and Capital Resources, page 41

2.              Please expand your disclosure in future filings to discuss all material changes in your operating activities as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your operating cash flows. Please refer to the SEC Interpretive Release No. 33-8350. Please show us in your supplemental response what the revisions will look like.

Response of Cornell Companies, Inc.

As Cornell Companies, Inc. is a service provider, the primary variables which will impact our operating cash flows typically involve operating results and accounts receivable and/or accounts payable, and the activity associated with these accounts. As such, the related disclosure will be expanded to provide additional insight as appropriate:

Net cash provided by operating activities for the year ended December 31, 2009 was $xxx million compared to $xxx million for the year ended December 31, 2008. The increase over the prior period was primarily due to higher earnings in the current year, improvements in billing and collections, as well as the timing and amount of vendor payments. Days sales outstanding, a measure of billing and collection efficiency, were approximately xx days at December 31, 2009 compared to xx days at December 31, 2008.

3.              We note your disclosure that your credit facility includes various financial covenants. As such, please disclose here or elsewhere in future filings the specific terms of any material debt covenants in your debt agreements. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose in future filings the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections 1.D and 1V.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show use in your supplemental response what the revisions will look like.

Response of Cornell Companies, Inc.

Our bank revolving credit facility requires us to meet certain financial covenants, including, without limitation, a maximum bank leverage ratio, a maximum total leverage ratio, and a minimum fixed charge coverage ratio. As of December 31, 2008 and all reporting periods during 2009, we were in compliance with all such covenants.  We do not believe presently that it is reasonably likely that the Company will not be in compliance with our material debt covenants. We will, however, continue to assess the likelihood of non-compliance each reporting period, and we will consider the additional disclosure of the required ratios/amounts as well as the actual ratios/amounts as of each reporting date, as appropriate.  If we determine to make such additional disclosure as of any reporting date, we will also consider whether it is necessary to show the specific computations used to arrive at the actual/ratios with corresponding reconciliations to US GAAP amounts.

To enhance the transparency of the disclosure regarding the financial covenants in existence related to Cornell Companies, Inc. credit facility, we will provide additional information as per the amended disclosure below:

Long-Term Credit Facilities. Our Amended Credit Facility provides for borrowings up to $100.0 million (including letters of credit), and matures in December 2011. At our election outstanding borrowings bear interest, at either the LIBOR rate plus a margin ranging from 1.50% to 2.25%, or a rate which ranges from 0.00% to 0.75% above the applicable prime rate. The applicable margins are subject to adjustments based on our total leverage ratio. The available commitment under our Amended Credit Facility was approximately $10.1 million at December 31, 2008.  We had outstanding borrowings under our Amended Credit Facility of $75.0 million and we had outstanding letters of credit of approximately $14.9 million at December 31, 2008.  Subject to certain requirements, we have the right to increase the commitments under our Amended Credit Facility up to $150.0 million, although the indenture for our Senior Notes limits our ability, subject to certain conditions, to expand the Amended Credit Facility beyond $100.0 million.  We can provide no assurance that all of the banks that have made commitments to us under our Amended Credit Facility would be willing to participate in an expansion to the Amended Credit Facility should we desire to do so.  The Amended Credit Facility is collateralized by substantially all of our assets, including the assets and stock of all of our subsidiaries. The Amended Credit Facility is not secured by the assets of MCF, a special purpose entity.

Our Amended Credit Facility contains financial and other restrictive covenants that limit our ability to engage in certain activities.  Our ability to borrow under the Amended Credit Facility is subject to compliance with certain financial covenants, including bank leverage, total leverage and fixed charge coverage ratios. At December 31, 2008, we were in compliance with all such covenants. Our Amended Credit Facility includes other restrictions that, among other things, limit our ability to incur indebtedness; grant liens;  engage in mergers, consolidations and liquidations; make investments, restricted payment and asset dispositions; enter into transactions with affiliates; and engage in sale/leaseback transactions.

Item 8 - Financial Statements and Supplementary Data, page 46

Note 2 - Significant Accounting Policies, page 52

Earnings per Share, page 58

4.              Please disclose in future filings how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. Your disclosure should enable a reader to understand how you treat both vested and unvested restricted shares for basic EPS and for diluted EPS. If applicable, please separately disclose how you treat unvested shares that vest based solely on continued employment, as well as those that vest subject to conditions. See paragraphs 10 and 13 of SFAS 128. Please show us in your supplemental response what the revisions will look like.

Response of Cornell Companies, Inc.

The following disclosure will be added to enable the reader to understand how Cornell Companies, Inc. is treating both vested and unvested restricted shares for basic EPS and for diluted EPS:

Earnings Per Share

Basic earnings per share (EPS) are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding after giving effect to all potentially dilutive common shares outstanding during the period. Potentially dilutive common shares include the dilutive effect of outstanding common stock options and restricted common shares granted under our various option and other incentive plans. In accordance with FSP EITF 03-6-1, for our fiscal year beginning January 1, 2009, since our restricted common stock grants (including both vested and those unvested due to either time or performance requirements) convey nonforfeitable rights to dividends while outstanding, they are included in both basic and fully diluted EPS calculations.

Note 3 – New Accounting Pronouncements, page 60

Statement of Financial Accounting Standards No. 157, page 60

5.              Please help us understand how you have met the disclosure requirements set forth in paragraph 32(e) of SFAS 157 regarding the valuation technique(s) used to measure fair value. Please revise your disclosure in future filings or advise.

Response of Cornell Companies, Inc.

Cornell Companies, Inc. will supplement the disclosure in future annual filings to address the valuation technique(s) used to measure fair value (and changes in valuation techniques, if any, during the period presented). We will disclose information that will enable readers of our financial statements to assess the inputs used to develop those measurements. This may include disclosures as to the underlying approach (generally market-based), market-pricing sources (quoted prices for similar assets, inputs other than quoted prices (for example, interest rates and yield curves observable at commonly quoted intervals, etc), market assumptions, any alternative pricing models employed, any adjustments deemed necessary to the underlying inputs recorded and other pertinent information felt to be appropriate to provide the reader an understanding as to the valuation techniques utilized and the underlying inputs to them.

We will provide additional information as per the amended disclosure below:

The fair value measurements for corporate bonds and money-market funds are based upon the quoted price for similar assets in markets that are not active, multiplied by the number of shares owned exclusive of any transaction costs and without any adjustments to reflect discounts that may be applied to selling a large block of the securities at one time. The Company does not believe that the changes in fair value of these assets will materially differ from the amounts that could be realized upon settlement or that the changes in fair value will have a material effect on the Company’s results of operations, liquidity and capital resources.

Note 7 – Income Taxes, page 64

6.              Please disclose in future filings the expiration dates of your net operating loss carryforwards. See paragraph 48 of SFAS 109.

Response of Cornell Companies, Inc.

In accordance with paragraph 48 of SFAS 109, Cornell Companies, Inc. will include the expiration dates of net operating loss carry forwards in our future filings.

We will provide additional information as per the amended disclosure below:

We have federal and state income tax net operating loss carryforwards of $xxx and $xxx which will expire at various dates from 2011 through 2028. Such net operating loss carryforwards expire between 2011 and 2028 as follows:

2011-2016	$ XXX
2017-2022	XXX
2023-2028	XXX

$

XXX

Note 9 – Commitments and Contingencies, page 68

Operating Leases, page 68

7.              We note your disclosure on page 19 that you have incurred significant expenses for facilities that you no longer operate. Please clarify your disclosure in future filings to discuss whether you currently have any ongoing leases for facilities that you no longer operate and if you do, you should discuss this fact here and in your MD&A to the extent they are material.

Response of Cornell Companies, Inc.

The referenced disclosure in the risk factors will be clarified in future filings to indicate whether there are any ongoing leases for facilities that Cornell Companies, Inc. no longer operates. Moreover, to the extent there are such leases and they are material they will also be included in our MD&A. It should be noted that there were no such leases in existence as of the years ending December 31, 2008 and December 31, 2007 on facilities that were not operating.

Exhibit 31- Certifications

8.              It appears that your Section 302 certifications filed as Exhibit 31 are not signed. Please file an amendment to correct these. Please include new certifications that are currently dated in your amended Form 10 – K.

Response of Cornell Companies, Inc.

The conformed signatures for our Section 302 certification files for Exhibits 31.1 and 31.2 were inadvertently excluded from our original filing. On July 3, 2009 Cornell Companies, Inc. filed Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2008. This amendment properly contained the conformed signatures to Exhibit 31 as of the current date.

FORM 10 –Q FOR THE PERIOD ENDED MARCH 31, 2009

Note 5 – New Accounting Pronouncements, page 11

Statement of Financial Accounting Standards No. 157, page 11

9.              You disclose that you recorded an impairment charge of $0.3 million in the year ended December 31, 2008 related to a currently vacant site of land. Please help us understand how you have met the disclosure requirements set forth in paragraph 33 of SFAS 157 regarding assets and liabilities measured at fair value on a non-recurring basis. In addition, note that your disclosure should present the quantitative disclosures related to assets and liabilities that are measured at fair value on a non-recurring basis using a tabular format. Refer also to paragraphs 34 and A36 of SFAS 157. Please revise your disclosure in future filings or advise. Please show us in your supplemental response what the revisions will look like.

Response of Cornell Companies, Inc

The impairment charge of $0.3 million related to a vacant site of land held by the Company was recorded during the quarter ended June 30, 2008. This is the only vacant land held by the Company and the impairment charge was taken prior to the requirement to apply FAS 157 for non-financial assets and liabilities.

This asset had a carrying value of $0.5 million at December 31, 2008, which represents less than 0.09% of gross property and equipment and 0.1% of net property and equipment. It also represents less than 0.08% of total assets as of December 31, 2008. As such, this asset, and any potential changes to its fair value, is not material to the financial statements of Cornell Companies, Inc. Accordingly, we do not believe that the provisions of FAS 157 are required to be applied to this particular asset based on its immateriality to the Company’s financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 160, page 13

10.       Please help us understand how you have met the disclosure requirements set forth in paragraph 38(c) of ARB 51, as amended by SFAS 160. Paragraph 5(d) of SFAS 160 requires this disclosure for each reporting period. Refer also to Rule 3-04 of Regulation S-X. Please advise or revise your disclosure in future filings accordingly. Please show us in your supplemental response what the revisions will look like.

Response of Cornell Companies, Inc.

To enhance the disclosure requirements as per SFAS 160, Cornell Companies, Inc. will include in future filings pertinent information through the inclusion of a statement of changes in stockholders’ equity for each period presented (see Attachment “A” for an example as of March 31, 2009).

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 28, 2009

Compensation Discussion and Analysis, page 15

Targeted Total Compensation, page 15

11.       We note your disclosure that the targeted compensation for your CEO is in the 50th percentile for annual cash compensation opportunities and 75th percentile for long-term incentive opportunities. You also disclose that the total compensation opportunities and individual program elements for your key executives other than your CEO are targeted to the competitive 50th percentile. In future filings, please disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why.

Response of Cornell Companies, Inc.

In future filings, (a) we will disclose where actual payments fell within targeted parameters and (b) to the extent actual compensation was outside the targeted range, we will explain why.

Elements of Our Executive Compensation Program, page 17

Incentive Compensation Program, page 18

12.       We note that the EPS measure used to calculate incentive bonuses is adjusted for changes to applicable accounting standards after the performance goal has been set, unbudgeted capital transactions, and profit or loss attributable to a business acquired by you during the year. In future filings, please quantify and explain in greater detail how these adjustments were calculated.  See Instruction 5 to Item 402(b) of Regulation S-K.

Response of Cornell Companies, Inc.

In future filings, if the EPS measure used to calculate incentive bonuses is adjusted in a given period for changes to applicable accounting standards after the performance goal has been set, unbudgeted capital transactions, and/or profit or loss attributable to a business acquired during the year, we will quantify and explain in greater detail how any such changes were calculated.

Equity Compensation, page 21

13.       We note that you award your named executive officers restricted stock according to specified time- and performance- based vesting schedules. Please clarify for us, with a view toward future disclosure, how the EBITDA targets relate to the vesting period. Also, quantify and describe in greater detail how you determined the total amount of restricted stock to award to each of your named executive officers. For example, explain how you determined to grant Mr. Hyman a total of 32,000 restricted shares in 2008. See Item 402(b)(1)(v) of regulation S-K.

Response of Cornell Companies, Inc.

The 2008 grants of performance-based restricted stock to our NEOs vest over time and are based upon achieving annual earnings before interest, taxes, depreciation and amortization (“EBITDA”) targets established by the Compensation Committee (achievable in increments or in the aggregate over the 4-year performance period beginning with fiscal year 2008 and ending with fiscal year 2011).    The three separate EBITDA targets are $85 million, $105 million and $125 million. The EBITDA targets were based on the Company’s December 2007 long-term plan for EBITDA performance.  Using the Company’s base 2008 operating plan/budget (output of the Company’s annual budget process) , the initial tranche of $85 million was created as a “stretch” goal for the 2008 calendar year in excess of the base EBITDA level (contained in the operating plan). The remaining tranche levels were established in accordance with the long-term financial plan and successful achievement of a combined annual growth rate in EBITDA in excess of 20% over the four year period performance period.  The Restricted Shares vest (if at all) as follows: one-third of such shares vest upon the achievement of each of the EBITDA targets set forth above with respect to a fiscal year of the Company during the 4-year performance period.  By way of illustration, if prior to any EBITDA targets being met for the 4- year performance period, the EBITDA for a particular covered year were $105 million, then two-thirds of the Restricted Shares would vest (i.e., one-third for achieving the EBITDA target of $85 million and an additional one-third for achieving the EBITDA target of $105 million).  If one or more of the EBITDA targets have not been achieved during the 4-year performance period (2008 through 2011), then the unvested restricted shares will be forfeited.

In determining the number of restricted shares granted to our named executive officers (“NEOs”) in 2008, we employed the following methodology:

•                  We obtained market data for comparable companies from public surveys and proxy statements.  Using this data we determined the annual value for long-term incentives at the 25th, 50t h and 75th percentiles.

•                  There was no formula used to determine the size or mix of the long term incentive (“LTI”) award. We determined the target market range for each NEO by adjusting the market data based upon relevant factors (without weight but considered when making each LTI award) including (i) local and national market conditions impacting talent demands, (ii) retention needs, (iii) value to our shareholders, (iv) future leadership potential, (v) critical experience and skills, and (vi) levels of sustained performance.

•                  We computed the value for each restricted share and performance vested restricted share awards.

•                  To determine the number of shares to grant, we divided the target award level by the value of one restricted share.

•                  For each NEO we targeted the award to fall about the 50th percentile of LTI awards made to executives within the peer group.

14.       In future filings, please disclose whether the EBITDA targets were achieved and how many shares each executive officer has accumulated and vested under the performance-based awards. Also, explain in greater detail how EBITDA is calculated. See Instruction 5 to Item 402(b) of Regulation S-K.

Response of Cornell Companies, Inc.

In future filings, we will disclose whether the EBITDA targets were achieved for the fiscal year and how many shares each NEO has accumulated and vested under the performance-based awards.  We will also explain in greater detail how EBITDA is calculated.  Attached as Attachment (“B”) is a copy of our EBITDA calculation for fiscal years 2004- 2008, and as of the quarter ended March 31, 2009.  The EBITDA calculation is posted on our corporate website under “Non-GAAP Financial Measures”.

Grants of Plan-Based Awards, page 28

15.       Please tell us, with a view toward future disclosure in the related footnote (2), how you calculated the number of restricted shares in each of the three columns under Estimated Future Payouts under Equity Incentive Plan Awards. Also, disclose in the related footnote the vesting date for these grants.

Response of Cornell Companies, Inc.

The threshold number under Estimated Future Payouts Under Equity Incentive Plan Awards should have been one-third of the total shares in the grant, rather than one-fourth (as reflected). Although there is a 4-year performance period, one-third of the shares will vest upon achievement of each EBITDA performance target.  This was an inadvertent error on our part but did not affect any of the other disclosures in the proxy, including the financial impact in the current period (as the amounts reflected were properly stated).   The table, revised to correct the inadvertent error, Footnote (1), and Footnote (2) (revised to provide additional disclosure), follows:

GRANTS OF PLAN-BASED AWARDS

The following table sets forth certain information with respect to the options and non-equity incentive compensation awards granted during the fiscal year ended December 31, 2008 to each of our named executive officers.

	Grant Date (Board approved	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
Name	date 3/06/08)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Units(3) (#)	Options (#)	Awards ($/Sh)	Awards(4) ($)
James E. Hyman	04/1/2008	183,750	525,000	840,000	5,333	16,000	16,000	16,000	—	—	712,640
John R. Nieser	04/1/2008	48,131	127,500	210,375	3,333	10,000	10,000	10,000	—		445,400
Patrick N. Perrin	04/1/2008	26,082	72,450	119,542	1,667	5,000	5,000	5,000	—	—	222,700
William E. Turcotte(5)	04/1/2008	30,870	85,750	141,488	2,500	7,500	7,500	7,500	—	—	334,050

(1) The estimated payouts of awards are based on a percentage of base pay for each named executive officer, as in effect at the end of the fiscal year.  For purposes of calculating threshold, target and maximum awards under our incentive compensation plan (ICP), base salaries as in effect at our fiscal year-end and target bonus percentages were as follows:  Mr. Hyman, $525,000 (100%); Mr. Nieser, $255,000 (50%) and Mr. Perrin, $207,000 (35%); and Mr. Turcotte, $245,000 (35%).  The quantitative portion of the ICP contains specific threshold, target and maximum awards, while the qualitative portion depends on subjective measures that could result in an award from 0% - 100%.  For the qualitative portion, we assume that the threshold is equivalent to the achievement of the minimum percentage weighted qualitative goal for each executive (which ranges from 10% to 20%), target is 100% and maximum is 100%.  For a discussion of the criteria for these awards, including the methodology for the various payment levels, see “Compensation Discussion and Analysis - Elements of Our Executive Compensation Program – Annual Incentive Compensation of Our Chief Executive Officer” for Mr. Hyman and “Compensation Discussion and Analysis – Elements of Our Executive Compensation Program– Annual Incentive Compensation for Other Executives” for the other named executive officers.

(2) Represents the contingent restricted share equity incentive plan awards granted under our 2006 Equity Incentive Plan during the fiscal year ended December 31, 2008, which are based on achievement of performance targets described below. The performance criteria of the awards are based on earnings before interest, taxes, depreciation and amortization (“EBITDA”) for a calendar year, consisting of the following targets:

Named Executive Officer	Date of Grant	Amount of Grant	EBITDA Targets (In Millions)	Portion of Total Award Earned for Each Target Achieved
James E. Hyman	April 1, 2008	16,000 share grant	$85, $105 & $125	One-Third
John R. Nieser	April 1, 2008	10,000 share grant	$85, $105 & $125	One-Third
Patrick N. Perrin	April 1, 2008	5,000 share grant	$85, $105 & $125	One-Third
William E. Turcotte	April 1, 2008	7,500 share grant	$85, $105 & $125	One-Third

The Threshold number of shares is based on the achievement of only the first EBITDA target, since this would be the minimum target performance over the 4-year performance period.   The Target number of shares is based on the achievement of all three EBITDA targets.  The Maximum number of shares is also based on the achievement of all three EBITDA targets since amounts paid based on Target would also represent the maximum payout possible under the grant.

One-third of the share grant will vest upon the achievement of each of the three targets.  The vesting date is the date that the Company certifies that it has achieved the EBITDA performance under any or all of the EBITDA targets during any of fiscal years 2008, 2009, 2010 or 2011.  For example, if the first two targets are achieved based on the EBITDA performance in fiscal year 2010, then 2/3 of the share grant will vest upon final certification of the fiscal year 2010 results.  If the remaining target is achieved based on the EBITDA performance in fiscal year 2011, then the remaining 1/3 of the share grant will vest upon final certification of the fiscal year 2011 results.

For a discussion of how EBITDA is determined and other aspects of our executive equity compensation, see “Compensation Discussion and Analysis-Elements of Our Executive Compensation Program.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  Additionally, the Company acknowledges that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing. Likewise, the Company acknowledges that it may not assert the comments by the SEC staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information.  We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.  Please contact me at (713) 335-9216 if we can be of further assistance to the SEC staff in reviewing this letter.

CORNELL COMPANIES, INC.

By:	/s/ John R. Nieser
John R. Nieser
Chief Financial Officer

Attachment A

CORNELL COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

	Common Stock		Additional				Accumulated Other	Non-	Total
		Par	Paid-In	Retained	Treasury Stock		Comprehensive	Controlling	Stockholders	Comprehensive
	Shares	Value	Capital	Earnings	Shares	Cost	Income(Loss)	Interest	Equity	Income

BALANCES AT JANUARY 1, 2008	16,238,685	16	164,746	73,318	1,506,163	(12,034)	1,676	445	228,167	—

NET INCOME	—	—	—	5,257	—	—	—	477	5,734	—
COMPREHENSIVE INCOME	—	—	—	—	—	—	—	—	—	$—
EXERCISE OF STOCK OPTIONS	750	—	10	—	—	—	—	—	10
INCOME TAX BENEFIT FROM STOCK OPTION EXERCISES	—	—	(71)	—	—	—	—	—	(71)
DEFERRED AND OTHER STOCK COMPENSATION	(293)	—	413	—	—	—	—	—	413
AMORTIZATION OF OTHER COMPREHENSIVE INCOME	—	—	—	—	—	—	(63)	—	(63)
ISSUANCE OF COMMON STOCK TO EMPLOYEE STOCK PURCHASE PLAN	—	—	143	—	(18,277)	146	—	—	289
ISSUANCE OF COMMON STOCK UNDER 2000 DIRECTOR’S STOCK PLAN	3,459	—	115	—	—	—	—	—	115

BALANCES AT MARCH 31, 2009	16,242,601	$16	$165,356	$78,575	1,487,886	$(11,888)	$1,613	$922	$234,594

Attachment B

Cornell Companies, Inc.

Non-GAAP Financial Measures and Reconciliations:

      Earnings before interest, taxes, depreciation and amortization (EBITDA)

      (in thousands)

	FY 2009		FY 2008								FY 2007	FY 2006	FY 2005	FY 2004
	YTD	QTD	YTD	QTD	YTD	QTD	YTD	QTD	YTD	QTD	YTD	YTD	YTD	YTD
	3/31/2009	3/31/2009	12/31/2008	12/31/2008	9/30/2008	9/30/2008	6/30/2008	6/30/2008	3/31/2008	3/31/2008	12/31/2007	12/31/2006	12/31/2005	12/31/2004

EBITDA

GAAP income from operations	15,788	15,788	62,197	18,756	43,442	14,037	29,404	14,914	14,490	14,490	45,009	44,798	27,866	14,459
Plus:
Depreciation and amortization	4,893	4,893	17,943	5,100	12,843	4,466	8,377	4,220	4,157	4,157	15,986	16,285	15,200	13,187
EBITDA	20,681	20,681	80,140	23,856	56,285	18,503	37,781	19,134	18,647	18,647	60,995	61,083	43,066	27,646

Pre-opening and start-up expenses, net of start-up revenue	—	—	—	—	—	—	—	—	—	—	—	2,657	9,017	8,803
EBITDA, as adjusted	20,681	20,681	80,140	23,856	56,285	18,503	37,781	19,134	18,647	18,647	60,995	63,740	52,083	36,449